Exhibit 99.2

YS Biopharma Co., Ltd. (the “Company”)

(Nasdaq: YS)

Notice of Extraordinary General Meeting of the Company
To be Held on May 21, 2024
(or any adjournment(s) or postponement(s) thereof)

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at the 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, on May 21, 2024 at 9:00 am Hong Kong time.

The EGM will occur via Zoom video conference call. Instructions for accessing the meeting are as follows:

Zoom dial-in details: Meeting URL:

https://us02web.zoom.us/j/84391292458?pwd=UXhoejRhdzlzMDRhalIrWVBlWEM0QT09

Meeting ID: 843 9129 2458

Passcode: 266656

Whether or not you plan to attend the EGM, we urge you to vote by proxy to ensure your vote is counted. You may still attend the EGM in person and vote at the meeting even if you have already voted by proxy.

●	To vote in person, come to the EGM and we will give you a ballot when you arrive.

●	To vote prior to the EGM, you may vote via the Internet or by completing and returning a proxy card as described below.

o	To vote through the Internet prior to the meeting, go to www.cstproxyvote.com and follow the instructions to submit your vote on an electronic proxy card. You will be asked to provide the Control Number from the proxy card if one was mailed to you. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 20, 2024.

o	To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send copies of it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) by email to ir@yishengbio.com, marked for the attention of Alyssa Li, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	By a special resolution that, the name of the Company be and hereby is changed from YS Biopharma Co., Ltd. to LakeShore Biopharma Co., Ltd (the “Proposed Change of Name”), and that any one or more of the directors or the secretary of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents as he/she/they may consider necessary, desirable or expedient for the purpose of or in connection with, the implementation of and giving effect to the Proposed Change of Name and to attend to any necessary registration and/or filing for and on behalf of the Company;

2	By an ordinary resolution that, each of Dave Chenn, Chunyang Shao, Zengjun Xu, Thomas Xue and Adam Zhao, whose biographic information is included in Exhibit A to the form of proxy, be appointed as a director of the Company and that the registered office service provider of the Company be and hereby is authorized to update the Register of Directors and Officers of the Company to reflect the above appointments and to file the updated Register of Directors and Officers with the Registrar of Companies in the Cayman Islands;

3	By an ordinary resolution that, the 2024 Share Incentive Plan in the form attached as Exhibit B to the form of proxy for shareholders and approved by the resolutions of the Board on May 2, 2024 be and hereby is approved and confirmed, and where necessary ratified in all respects:

4	By an ordinary resolution that, the resolutions passed at the extraordinary general meeting of the shareholders of the Company held on February 22, 2024 are hereby reaffirmed, ratified and confirmed in all respects;

(i)	Resolution 1: as an ordinary resolution, that the appointment of each of Haitao Zhao, Henry Chen, Pierson Yue Pan, Yuntao Cui, Jin Wang, Chunyuan (Brenda) Wu as a director of the Company is hereby reaffirmed, ratified and confirmed in all respects;

(ii)	Resolution 2: as an ordinary resolution, that the Company is hereby authorized and directed to conduct an independent investigation of any alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the former chairperson of the Company’s Board of Directors;

(iii)	Resolution 3: as an ordinary resolution, that the Company is hereby authorized and directed to take immediate actions to strengthen the Company’s corporate governance and internal control and management as advised by counsel and other professionals; and

(iv)	Resolution 4: as an ordinary resolution, that the Company is hereby authorized and directed to remove Mr. Yi Zhang from all positions with the Company and any subsidiaries of the Company, including without limitation as director, officer and/or legal representative.

5	By an ordinary resolution that, each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

[Signature continues on the following page]

By order of the Board

/s/ Ajit Shetty
Ajit Shetty, Chairperson of the Board

Dated: May 7, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to vote via Internet by 11:59 p.m., Eastern Time, on May 20, 2024 or complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send copies of it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) by email to ir@yishengbio.com, marked for the attention of Alyssa Li, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	One or more shareholders of the Company holding ordinary shares which carry in aggregate not less than one-third of all votes attaching to all shares in the capital of the Company in issue and entitled to vote at the EGM.

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